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                              [TRACINDA CORPORATION
                                   LETTERHEAD]



November 14, 1994

Board of Directors
Chrysler Corporation
12000 Chrysler Drive
Highland Park, MI  48288-1919




To the Directors:

          As you know, I have been a long-term investor in Chrysler Corporation and the company's largest shareholder since 1990. At the present time I own 32 million shares, or approximately 30 times as many shares as the entire Board of Directors, taken together. I have stated publicly on a number of occasions, and I wish to state again in this letter, that I have a very high regard for the company's management, and I continue to believe that the company's common stock is an attractive investment. However, despite the company's excellent operating performance in recent years, the company's stock price performance has been very disappointing.

          Like any other shareholder, my aim is to enhance the value of my investment in the company. From time to time I have sought to encourage management of the company to take steps which would benefit all shareholders of the company. However, these efforts have been summarily rebuffed. While other companies, for example, McDonnell Douglas Corporation, Ford Motor Company and others, have taken actions which provided substantial value to shareholders, Chrysler has not taken any such actions and has continued to accumulate significant amounts of cash.

          Although, as described below, I believe that it is imperative that the Board of Directors of the company act promptly to invest its surplus cash for the benefit of all shareholders, thereby increasing shareholder value, I remain a committed long-term investor in the company. In that regard, I am today filing a Hart-Scott notification seeking expedited clearance to acquire additional shares of common stock, and I intend to significantly raise my investment in the company from its current 9.0% level as soon as clearance is obtained. However, the ability of shareholders to acquire shares of the company in excess of 9.99% of the Common Stock and to influence the company and its Board of Directors is severely inhibited by the company's poison pill.

          In view of the company's market capitalization of approximately $18 billion, there is no justification for a poison pill. The majority of companies with market capitalizations in excess of $10 billion do not have poison pills, and neither of the other U.S. auto makers has a pill. Furthermore, Chrysler's poison pill is unusually extreme compared to those of other companies. In the first place, the pill reserves to the CURRENT directors and their management hand-picked successors the absolute and exclusive right to amend or redeem the pill, thereby denying this right to a board comprised of directors approved by shareholders but not by management. Secondly, the pill literally appears to prohibit significant shareholders from being represented on the Board of Directors, since their shares would arguably be aggregated with those of other directors and officers and the company's employee benefit plans. And thirdly, the poison pill is triggered by the acquisition of only 10% of the common stock. In this connection, I would direct

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your attention to those public companies of which Chrysler's outside directors are senior executives. Several of those companies do not have a poison pill and, of those that do -- Northrop-Grumman Corporation, The Boeing Company and K mart Corporation -- none has a poison pill as extreme as Chrysler's. Indeed, I note that the K mart pill will be redeemed unless ratified by shareholders at its 1995 annual meeting. Accordingly, I believe that the company's poison pill is unlawful, inappropriate and contrary to the shareholders' best interests and, in view of the foregoing and in view of my intention to acquire additional shares of the company's common stock, I request that the Board of Directors take prompt action to redeem the pill.

          In addition to redeeming the poison pill, I think that the Board of Directors needs to take the following specific steps in the interests of all shareholders: (a) undertake a meaningful share repurchase program, to be completed within 12 months; (b) effect a 2 for 1 stock split; and (c) raise the quarterly common stock dividend. This program should deliver substantial value to all of the company's shareholders.

          I have a high degree of confidence in Chrysler, in its management and in this program. Accordingly, if Chrysler undertakes a meaningful share repurchase program to be completed within 12 months, I am willing to commit that I will not sell any of my stock while that share repurchase program is in effect.

          As I have emphasized in this letter, my objective is to enhance value for all shareholders of the company. I believe the steps that I have outlined here will help to accomplish that objective and, in the interests of all shareholders, I expect the Board to move expeditiously to that end. If, by December 15, the Board has not taken action to redeem the poison pill and to initiate a stock buyback, a stock split and a dividend increase as proposed in this letter, I intend to take all appropriate steps to pursue these proposals, including legal action to invalidate the poison pill.

          I look forward to your response to the proposals contained in this letter.

                                             Sincerely,



                                             Kirk Kerkorian